QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Vastera, Ltd., a company organized under the laws of the United Kingdom

Vastera Solution Services Corporation, a Delaware corporation

Vastera International Corporation, a Delaware corporation

Vastera Acquisition Corporation, a Delaware corporation

Vastera Canada, Ltd., a company organized under the laws of Canada

CIMA Information Technology Inc., a Delaware corporation

Speed Chain Network Ltd., a company organized under the laws of the United Kingdom

Speed Chain Network Europe Limited, a company organized under the laws of the United Kingdom

Vastera Mexico, S. DE R.L. DE C.V., a company organized under the laws of Mexico

Vastera Japan, Inc., a Delaware corporation

Vastera Japan Kabushiki Kaisha, a company organized under the laws of Japan

Vastera do Brasil Ltda, a company organized under the laws of Brazil

QuickLinks

LIST OF SUBSIDIARIES